QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

DOVER INVESTMENTS CORPORATION
(Name of Subject Company)

DOVER INVESTMENTS CORPORATION
(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.01 per share
Class B Common Stock, par value $0.01 per share
(Title of Class of Securities)

Class A Common Stock—260152103
Class B Common Stock—260152202
(CUSIP Number of Class of Securities)

John Gilbert
Chairman of the Special Committee of the Board of Directors
Dover Investments Corporation
100 Spear Street, Suite 520
San Francisco, California 94105
(415) 777-0414
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Bruce Alan Mann
Michele Beth Wayne
Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105
(415) 268-7000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

        This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer by Dover Acquisition Corp., a Delaware corporation (the "Purchaser"), an affiliate of The Lawrence Weissberg Revocable Living Trust (the "Trust") to purchase all the outstanding shares of Class A common stock, par value $.01 (the "Class A Stock") and all the outstanding shares of Class B common stock, par value $.01 (the "Class B Stock") (the Class A Stock and the Class B Stock, collectively, the "Shares") (other than those held by the Purchaser) of Dover Investments Corporation, a Delaware corporation ("Dover" or the "Company"). All equity interests of the Purchaser are currently held by the Trust and certain other former Dover stockholders (collectively, the "Continuing Stockholders"). In connection with the organization of the Purchaser, each of the Continuing Stockholders contributed their Shares to the Purchaser in exchange for equity interests in the Purchaser.

        If the Offer is consummated, the Continuing Stockholders intend to cause the Purchaser, promptly thereafter, to merge with and into Dover through a short-form merger (the "Merger") in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"), without a vote of the stockholders of Dover. Pursuant to the Merger, each issued and outstanding Share (other than Shares held by Purchaser and Shares held by stockholders who have properly exercised appraisal rights under the DGCL) will be converted into and represent the right to receive an amount in cash equal to the Offer Price (as defined below).

Item 1.    Subject Company Information.

        (a)   Name and Address.    The name of the subject company is Dover Investments Corporation. The principal executive offices of the subject company are located at 100 Spear Street, Suite 520, San Francisco, California 94105 and its telephone number is (415) 777-0414.

        (b)   Securities.    This Schedule 14D-9 relates to the Company's Class A Stock and Class B Stock. As of the close of business on September 21, 2004, there were 1,006,077 shares of Class A Stock and 310,961 shares of Class B Stock outstanding.

Item 2.    Identity and Background of Filing Person.

        (a)   Name and Address.    This Schedule 14D-9 is being filed in the name of the Company by a special committee of independent directors (the "Special Committee"). The name, business address and business telephone number of the Company filing this statement are set forth in Item 1(a) above, which information is incorporated herein by reference.

        (b)   Tender Offer.    This Schedule 14D-9 relates to the tender offer made by Purchaser disclosed in a Tender Offer Statement on Schedule TO dated September 23, 2004 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all outstanding shares of Stock (other than those shares held by the Continuing Stockholders) at a price (the "Offer Price") of $30.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2004 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letters of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), filed as Exhibits (a)(2), (a)(1)(A) and (a)(1)(B) hereto, respectively, and incorporated herein by reference.

        The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration date of the Offer, a number of shares of Class A Stock and a number of shares of Class B Stock of Dover that constitute (a) a majority of the Shares of each such class outstanding on the expiration date of the Offer that are beneficially owned by all Dover stockholders other than Purchaser, the directors and officers of Dover, their affiliates and the spouse of Mr. Lawrence Weissberg (the "Unaffiliated Stockholders") of Dover (the "Majority of the Minority

Condition") and (b) together with Shares beneficially owned by Purchaser, at least ninety-five (95%) of the total number of Shares outstanding of each such class on the expiration date of the Offer (the "Minimum Condition"). As of, the date hereof, the Purchaser collectively beneficially owned an aggregate of 483,267 shares of Class A Stock and 246,725 shares of Class B Stock, which represented approximately 48.03% and 79.34% of the then issued and outstanding Class A Stock and Class B Stock, respectively. The Offer is also subject to other important terms and conditions as set forth in the Offer to Purchase, which is filed as Exhibit (a)(2). The Purchaser has reserved the right (subject to the applicable rules and regulations of the Securities and Exchange Commission (the "SEC")) to amend or waive any one or more of the terms and conditions of the Offer. However, the Majority of the Minority Condition will not be waived by the Purchaser.

        As set forth in the Schedule TO, the business address of Purchaser and Trust is 100 Spear Street, Suite 520, San Francisco, California 94105 and their telephone number is (415) 777-0533.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as described in this Schedule 14D-9 (including exhibits and any information incorporated into it by reference), to the Special Committee's knowledge, there are no material agreements, arrangements or understandings of any actual or potential conflicts of interest between Dover or its affiliates and (i) any of its executive officers, directors or affiliates or (ii) Purchaser or any of its executive officers, directors or affiliates.

  Related Party Transactions

        Mr. Frederick Weissberg, Chairman of the Board of Directors and President of Dover, is also a trustee and beneficiary of the Trust. In addition, Mr. Frederick Weissberg is one of the Continuing Stockholders.

        Dover engages primarily in residential real estate development. All of Dover's current real estate projects are being developed through ventures with wholly-owned subsidiaries of E.F. Communities, Inc., a California corporation (collectively, "EFC"). Under the governing agreements, EFC is primarily responsible for the construction and the development of the real estate. Mr. Britt Evans, one of the Continuing Stockholders, and his spouse, through their living trust, own 50% of EFC. Mr. Evans is also under contract with the Trust to provide consulting services with respect to the Offer.

        A California general partnership, Glenbriar Joint Venture ("GJV"), and three California limited liability companies, Glenbriar Venture #2, LLC ("GV #2"), Glenbrook Homes, LLC ("GH") and Meadowbrook Residences, LLC ("MR"), have been formed for development of Glenbriar Estates; another California limited liability company, South Tracy Industrial Park, LLC ("STIP"), has been formed for development of the South Tracy Industrial Park project; another California limited liability company, Woodview Estates, LLC ("Woodview Estates"), has been formed for development of the Woodview Estates project; and another California limited liability company, Marymont, LLC ("Marymont"), has been formed for development of a custom home in Atherton, California. During 2003, Dover and EFC formed one additional California limited liability company, Corral Hollow Properties, LLC ("CHP"), for development of the Corral Hollow project.

        For each of these ventures, Dover contributes all of the capital, except that for GV #2, EFC contributed 25% of the capital through December 1998. For Marymont, EFC contributed 50% of the additional capital beginning December 2002 through September 2003. In September 2003, Dover acquired EFC's entire equity interest in Marymont.

        EFC is paid a fee for managing the construction and development of the real estate. For each of the ventures other than GJV, GV #2 and STIP, the management fee is equal to 3% of the sales price of each home that is sold. EFC receives a fixed monthly management fee of $5,000 for managing GJV and GV #2, a fixed monthly management fee of $10,000 for managing STIP and a fixed monthly management fee of $5,000 for managing CHP. Dover (and EFC, with respect to GV #2) receives a preferred return on equity in the ventures, at an annual rate of 7%. Remaining profits for each venture are split, 50% to Dover and 50% to EFC (or, in the case of GV #2, 25%, 50% or 75% to Dover and the remainder to EFC) according to the governing agreements.

        Mr. William Weissberg, one of the Continuing Stockholders and a trustee and beneficiary of the Trust, is employed by a subsidiary of EFC and through that employment is the sales manager of the Glenbriar Subdivision, one of the real estate development projects developed by Dover and EFC.

        Ms. Kleczek, Secretary, Treasurer and principal financial officer of Dover and her spouse received a loan of $325,000 from the Trust that is secured by a second mortgage on the Kleczek's residence. The loan had a balance of approximately $272,000 as of September 15, 2004. Pursuant to a promissory note executed in connection with this loan, Mr. and Ms. Kleczek agreed that, in addition to regularly scheduled payments, they would make additional principal payments equal to (1) the amount (net of payroll taxes) of any bonuses received from Dover after December 31, 2001, (2) the amount of any Dover salary increases (net of payroll taxes) after December 31, 2002 and (3) the profits realized from any sale of Dover Shares following the exercise of Ms. Kleczek's options, in each case, after a 40% allowance for income taxes.

        The Trust and EFC and their affiliates have other business relationships not related to the business or operation of Dover or the ventures in which Dover participates. The principal business relationship concerns development of a residential real estate project in Ross, California. An entity controlled by Mr. Frederick Weissberg, Dabenica Investment Corp., is also involved in the project. One of the Continuing Stockholders, Mr. Joseph Evans, is employed as an assistant superintendent for the project.

        Mr. Frederick M. Weissberg, the Chairman of the Board of Directors and President of the Company, is a son of Mr. Lawrence Weissberg. In addition, Frederick M. Weissberg, together with William Weissberg, a brother of Frederick M. Weissberg, and Marvin Weissberg, a brother of Lawrence Weissberg, are co-trustees of the Trust. Both the Trust and Mr. Lawrence Weissberg beneficially owned, as of the date hereof, 431,021 shares of the Purchaser's Class A Stock and 245,114 shares of the Purchaser's Class B Stock, which as of the date hereof, represent approximately 89.19% of the outstanding Class A Stock and approximately 99.35% of the outstanding Class B Stock of the Purchaser, respectively. The Purchaser beneficially owned, as of the date hereof, 483,267 shares of the Company's Class A Stock and 246,752 shares of the Company's Class B Stock, which as of the date hereof, represent approximately 48.03% of the outstanding Class A Stock and approximately 79.34% of the Class B Stock, respectively. Both the Trust and Mr. Lawrence Weissberg share such beneficial ownership of the Dover Shares with the Purchaser by virtue of their voting control of Purchaser. To the Special Committee's knowledge, other than as described in this paragraph, there is no arrangement or understanding among Lawrence, Frederick, Marvin or William Weissberg regarding any matters involving the Company's securities.

  Certain Transactions Between the Trust and Dover

        Dover makes available to the Trust's operations space within certain buildings leased by Dover pursuant to a sublease. The Trust is required to indemnify Dover against certain liabilities in respect of the use of this space.

  Interests of Certain Persons in the Offer and the Merger

        Dover stockholders also should be aware that the Continuing Stockholders and the Purchaser have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger. Similarly, the current officers and directors of Dover have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger.

        Control.    As a result of the Purchaser's current ownership of approximately 71.69% of Dover's total outstanding voting power and the Trust's nominees constituting a majority of Dover's and the Purchaser's directors, the Trust may be deemed to control Dover.

        Officers.    Immediately following the Merger, two officers of Dover (Mr. Weissberg and Ms. Kleczek) will continue to serve in their respective roles as officers of Dover. Mr. Weissberg also is a Continuing Stockholder. Further, Mr. Weissberg is a member of the Board of Directors of Dover (a position that he will continue to hold after the Merger) and is a trustee and beneficiary of the Trust.

        Continuing Equity Interest.    Unlike the Unaffiliated Stockholders, the Continuing Stockholders will own all of the outstanding Shares of Dover following the Merger.

        Directors.    Members of the Dover Board of Directors hold both options to purchase Shares pursuant to the 1990 Stock Option Plan for Non-employee Directors or the 1995 Stock Option Plan (the "Dover Plans") and Shares. All of the non-employee Dover directors hold options to purchase Shares under the 1990 Stock Option Plan for Non-employee Directors. To the best of the Special Committee's knowledge, each of these directors (other than Frederick M. Weissberg) will agree, pursuant to an option termination agreement, that each option to purchase Shares held by such director that is vested and outstanding immediately prior to the Merger, will be cancelled and the Purchaser will pay such director an amount equal to the excess, if any, of $30.50 per share over the exercise price per share of the options held by such director multiplied by the number of shares such director could have purchased had such director exercised such options in full prior to the Merger.

        Special Committee Member Arnold Addison holds vested options to purchase 500 Shares at an average exercise price of $14.83 per Share. Therefore, the amount to be paid to Mr. Addison pursuant to his option termination agreement is approximately $7,800. Mr. Addison also holds 2,950 Shares directly. Mr. Addison has informed the Board that he intends to tender these Shares pursuant to the Offer.

        Special Committee Member Will C. Wood holds vested options to purchase 1,250 Shares at an average exercise price of $15.42 per Share. Therefore, the amount to be paid to Mr. Wood pursuant to his option termination agreement is approximately $18,850. Mr. Wood, together with his spouse, also holds 11,200 Shares directly. A trust for the benefit of Mr. Wood's daughter also holds 900 Shares. Mr. Wood has informed the Board that he, his spouse and the trust intend to tender these Shares pursuant to the Offer.

        Mr. John Gilbert, Chair of the Special Committee holds vested options to purchase 3,250 Shares at an average exercise price of $12.13 per Share (options to purchaser 2,750 Shares are vested as of the date hereof and options to purchase an additional 500 Shares will vest prior to the expiration of the Offer). Therefore, the amount to be paid to Mr. Gilbert pursuant to his option termination agreement is approximately $59,700. Mr. Gilbert also holds 500 Shares directly. Mr. Gilbert has informed the Board that he intends to tender these Shares pursuant to the Offer.

        Mr. Frederick Weissberg and Ms. Erika Kleczek, Dover's Secretary, Treasurer and principal financial officer, are the only holders of options under Dover's 1995 Stock Option Plan. Mr. Frederick Weissberg is a director and executive officer of the Purchaser. Ms. Kleczek is an officer of the Purchaser. To the best of the Special Committee's knowledge, Ms. Kleczek has agreed, pursuant to an option termination agreement, that each option to purchase Dover Shares held by her that is outstanding immediately prior to the Merger, whether vested or unvested, will be canceled and Dover will pay her an amount equal to the excess, if any, of $30.50 per Share over the exercise price per share of the options held by her multiplied by the number of Shares she could have purchased had she exercised such options in full prior to the Merger. Ms. Kleczek holds options to purchase 26,000 Shares at an average exercise price of $10.69 per Share. Therefore, the amount to be paid to Ms. Kleczek pursuant to the option termination agreement is approximately $501,900. Ms. Kleczek also holds 3,045

Shares directly. Ms. Kleczek has informed the Board that she intends to tender these Shares pursuant to the Offer.

        Mr. Frederick Weissberg's options to purchase 35,000 Shares (of which 23,332 are exercisable within 60 days of the date of the Offer to Purchase) under the 1995 Stock Option Plan will survive the Merger and then remain outstanding thereafter.

        Three members of the Board of Directors, Messrs. Frederick Weissberg, Addison and Gilbert, have been elected as directors by the holders of the Class B Stock, a majority of which previously had been held by the Trust and which currently is held by the Purchaser.

        Related Party Transactions.    As described in "Related Party Transactions" above, Mr. Britt Evans and his spouse, through their living trust, own 50% of EFC with whom Dover has entered into ventures for all of its current real estate projects. EFC receives management fees for developing the projects and shares in the in profits earned by each such project.

        Indemnification.    Article V of Dover's bylaws require Dover to indemnify Dover officers and directors to the fullest extent authorized by the DGCL. Section 145 of the DGCL provides that a corporation has the power to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in non-derivative actions, suits or proceedings if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful, as determined in accordance with the DGCL. Section 145 also provides that a corporation has the power to indemnify directors, officers, employees or agents against such expenses incurred by the person in connection with the defense or settlement of derivative actions or suits actually and reasonably incurred by the person if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, such person must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

        Dover has entered into indemnification agreements with all of its directors and executive officers. The indemnification agreements contain provisions which are in some respects broader than the specific indemnification provisions contained in Dover's bylaws. The indemnification agreements may require Dover, among other things, to indemnify such directors and executive officers against certain liabilities that may arise by reason of their status as directors and executive officers (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities under the Securities Act may be provided to officers, directors or persons controlling Dover, Dover has been informed that in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable.

        Special Committee.    As a result of certain of the potential conflicts of interest described above, the Dover Board of Directors appointed the Special Committee, consisting of three independent directors who are not officers or employees of the Trust or Dover, who are not Continuing Stockholders and

who have no financial interest in the Offer and the Merger different from holders of Dover Shares generally. The Special Committee was empowered to consider, negotiate and respond to the Offer and to engage a financial advisor and legal advisor and to evaluate whether the Offer is in the best interests of Dover and the holders of Shares (other than the Continuing Stockholders). The Special Committee was aware of these differing interests and considered them, among other matters, in evaluating the Offer and determining to take a neutral position with respect to the Offer. The members of the Special Committee receive additional director's fees to compensate them for their service on the Special Committee. Mr. Gilbert, as chair of the Special Committee, has been or will be paid $30,000 and each of Messrs. Addison and Wood have been or will be paid $25,000. These fees are not dependent on the success of the Offer.

Item 4.    The Solicitation or Recommendation.

        (a)   Recommendation.

        For the reasons set forth below, the Special Committee has unanimously determined to remain neutral and make no recommendation with respect to the Offer. As of the date hereof, the members of the Special Committee held an aggregate of 14,650 Shares and as of the date just prior to the expiration of the Offer, vested options to purchase an aggregate of 5,000 Shares. Additionally, a trust for the benefit of Mr. Wood's daughter also holds 900 Shares.

        The Special Committee believes that each holder of Shares should make his, her or its own decision based upon all the available information, including the factors considered by the Special Committee that are described later in Item 4, regarding whether to tender Shares and, in the case of holders who do not tender Shares or who tender but then withdraw Shares, whether to exercise statutory appraisal rights if the Purchaser completes the Offer and Purchaser proceeds with the Merger. As a consequence of some of the factors discussed below, the Special Committee determined not to make a recommendation.

        Although the Special Committee has decided to remain neutral and make no recommendation with respect to the Offer, the individual members of the Special Committee in their capacity as stockholders of the Company, and not as directors, have decided that they will tender any Shares they own pursuant to the Offer and cancel their options to purchase Shares in exchange for cash equal to $30.50 per Share less the applicable option exercise price.

        The balance of this Item 4 summarizes events that preceded and occurred subsequent to the Offer, some potential benefits and risks that, in the view of the Special Committee, are associated with accepting or failing to accept the Offer, and the Special Committee's discussions with its financial advisor, Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey"), relating to financial analyses of the Company and the Offer provided by Houlihan Lokey to the Special Committee.

        (b)   Reasons.

Background of the Offer

        At a regularly scheduled meeting of the Board of Directors of the Company on January 27, 2004, Frederick M. Weissberg, Chairman of the Board of the Company, announced Purchasers' intention to commence the Offer to acquire all of the outstanding Shares that it did not own at $24.50 per Share. At that meeting, Mr. Weissberg informed the Board that the Trust does not have a present intention of selling its interest in the Company or entertaining offers for its interest in the Company. The Board of Directors established a committee of all of the members of the Board who are not officers of the Company. The Special Committee consists of Arnold Addison, John Gilbert and Will C. Wood, each of whom is a director of the Company and a holder of Shares and/or options to purchase Shares. The Special Committee was authorized to consider and evaluate the Offer for purposes of making on behalf of the Company, pursuant to Rule 14e-2 of the Exchange Act, such recommendation regarding the Offer to the Company's stockholders as the Special Committee should determine to be appropriate. The Special Committee was also authorized to retain independent legal counsel and an independent financial advisor to assist it with its consideration.

        On January 27, 2004, Dover issued a press release stating that (i) it had received a proposal from The Lawrence Weissberg Revocable Living Trust, the Company's majority stockholder, to take the Company private in a transaction in which all stockholders of the Company (other than the Continuing Stockholders) would receive $24.50 in cash for each share of the Company that they own and (ii) this per share price was approximately 25.2% and 30.4% higher than the $19.57 average sale price for a share of Class A Stock and $18.79 average sale price for a share of Class B Stock, respectively, from July 1, 2003 through January 16, 2004 (in each case as reported by the OTC Bulletin Board).

        On January 27, 2004, The Lawrence Weissberg Revocable Living Trust issued a press release proposing a two step transaction in which all stockholders of the Company (other than the Continuing Stockholders) would receive $24.50 in cash for each share of the Company that they own.

        The Special Committee met on January 30, 2004, to discuss the steps it should take prior to reacting to the Trust's offer of $24.50 per share. The Special Committee then interviewed four law firms and five financial advisors, each of which had not previously performed services for the Company, the Trust, or any affiliate of the Trust. Based on those interviews, the Special Committee selected Morrison & Foerster LLP and Houlihan Lokey as its legal and financial advisors. On February 19, 2004, the Special Committee and its legal and financial advisors met with the Company and representatives of the Trust to obtain additional information concerning the offer. On February 27, 2004, representatives of Houlihan Lokey met with Messrs. Frederick Weissberg and Evans in Tracy, California in order to tour Dover's operations and projects. The purpose of the meeting and tour was for Messrs. Weissberg and Evans to provide information concerning past and current development projects of Dover in order to aid Houlihan Lokey in its advice to the Special Committee. Representatives of Houlihan Lokey participating in the tour received, among other things, information regarding the division of expenses and profits between Dover and other participants in the venture that develops Dover's projects. On March 19, 2004, the Special Committee met with its legal and financial advisors and was advised that the Company had just filed its Report on Form 10-KSB (the "Report") for the year ended December 31, 2003 and that the contents of that Report would have to be reviewed before the legal and financial advisors would be in a position to complete their analyses.

        During April, 2004, the Special Committee and its representatives held numerous informal meetings with representatives of the Trust, to determine whether the pending offer could be increased to a level that would be more acceptable to the stockholders of the Company. On April 1, 2004, Frederick M. Weissberg and Special Committee member Mr. Gilbert convened a meeting at Dover's offices in order to discuss the Special Committee's meeting on March 23, 2004 with Mr. Von der Porten, the manager of Leeward Capital ("Leeward Capital") and its managing partner, Leeward Investments, LLC ("Leeward Investments") (Leeward Capital and Leeward Investments, collectively, "Leeward"). In the meeting Mr. Gilbert confirmed to Mr. Weissberg that Mr. Von der Porten had an interest in selling the Shares under his control if he received an offer on terms and conditions that he considered fair, but that Mr. Von de Porten was unwilling to accept the pending offer of $24.50 per share.

        As a result of these discussions, representatives of the Trust indicated to the Chair of the Special Committee that the Trust would be willing to increase its offer to $30.10 per share, less any amount required to be paid to settle the two pending class action law suits seeking to enjoin the offer. The Special Committee met on April 30, 2004, at which time, it was advised that its financial advisor was not in a position to conclude that an offer by the Trust of $30.10 would be fair from a financial point of view to the stockholders of the Company other than the Trust.

        During May and June, 2004, representatives of the Special Committee met informally with representatives of the Trust and the plaintiffs in the two class action law suits that had been filed on behalf of stockholders of the Company. During these discussions, representatives of the Trust indicated that the Trust would be willing to increase its offer to $31.00 per share if all pending class action litigation could be settled. On July 2, 2004, one of the purported class action plaintiff representatives indicated that an offer of $31.00 per share would not be acceptable and that he would not agree to dismiss his suit if an offer were to be made at that price. Additionally, during this period, representatives of the Special Committee and representatives of Leeward had discussions (including a meeting on May 19, 2004) regarding the Special Committee's ongoing discussions with the representatives of the Trust and the plaintiffs.

        Discussions between representatives of the Special Committee and the Trust continued during July, 2004, in which the Trust indicated that it would not be willing to offer $31.00 per share if the pending class action law suits were not dismissed.

        Following delivery of the Offer by the Trust of $30.50 per share on August 6, 2004, the Special Committee sought the views of its financial and legal advisors and met on August 31, 2004, to obtain those views and determine what action should be taken.

        At the meeting of the Special Committee on August 31, 2004, the financial advisor, based on its analytical review, discussed a range of values for Dover. The low end of the range was in excess of the $30.50 Offer Price. The financial advisor's analysis considered only the per share value of the Company as a whole and did not deem relevant or take into account the lack of liquidity of the Company's Shares and the degree that individual stockholders might wish to accept a discount from fair market value because of that illiquidity. The legal advisor to the Special Committee noted that the Special Committee's obligation was to decide whether to make a recommendation to the stockholders of the Company in its role as a committee of independent directors and that decision should not be based on whether they as individual stockholders would decide to tender their shares for personal reasons that had not been taken into account by the financial advisor in its analysis. Following the presentations by its legal and financial advisors, the Special Committee decided that although as individual stockholders they would in all likelihood tender their shares at $30.50 per share, as members of the Special Committee they would remain neutral on whether the Offer should be accepted by other stockholders of the Company.

        On September 10, 2004, Mr. Frederick Weissberg telephoned Mr. Gilbert to discuss Mr. Von der Porten's willingness to tender into the Offer, Shares under the control of Mr. Von der Porten and Leeward. Mr. Weissberg informed Mr. Gilbert that the Trust desired that Mr. Von der Porten and Leeward enter into an agreement with the Purchaser to tender to the Purchaser such Shares. Mr. Gilbert subsequently spoke with Mr. Von der Porten and then called Mr. Weissberg to inform him that Mr. Von der Porten indicated that, subject to reviewing the final tender offer documents, and to negotiating with the Trust a mutually acceptable tender agreement, he was inclined to entertain the Trust's request that Leeward contractually commit to tender its Shares into the Offer. Later on September 10, 2004, a representative of Orrick Herrington & Sutcliffe LLP ("Orrick") spoke with an attorney representing Mr. Von der Porten and Leeward and expressed to the attorney the Trust's desire that a tender agreement be worked out among the Purchaser, Mr. Von der Porten and Leeward. The Orrick representative also explained to the attorney that the Purchaser was unwilling to proceed with the Offer unless Mr. Von der Porten and Leeward contractually committed to tender to the Purchaser all Shares beneficially owned by them pursuant to the Offer. Over the next several days, counsel for the Trust and counsel for Mr. Von de Porten and Leeward negotiated on behalf of their clients for a definitive tender agreement, which agreement was signed on the day before the commencement of the Offer.

Considerations and Neutral Position

        In reaching its determination to remain neutral with respect to the Offer and make no recommendation to the holders of Shares regarding the Offer, the Special Committee considered a number of factors. Some of those factors supported acceptance of the Offer. Other factors supported rejection of the Offer. As a consequence, the Special Committee unanimously determined not to make a recommendation.

        The following is a summary of some of the principal factors that the Special Committee considered:

  1.    Analyses by Houlihan Lokey.    The Special Committee's discussions with Houlihan Lokey regarding the financial advisor's analyses of the Company and the Offer (summarized later in this Schedule 14D-9), which reflect under certain valuation methodologies an implied enterprise value of the Company as a whole in excess of $30.50 per Share. The Houlihan Lokey analyses did not take into account any discount based on the illiquidity of the Class A and Class B Stock. Additionally, Houlihan Lokey gave equal weight to each of the market multiple approaches discussed below.

  2.    Other Factors Not Considered by Houlihan Lokey.    The Special Committee reviewed Houlihan Lokey's "Discounts for Lack of Marketability" analysis, filed as Exhibit (a)(3) and considered the potential discount for illiquidity due to the fact that the Company's stock is not widely traded. The Special Committee also considered the possibility that the multiples of book value approach should be given greater weight than the LTM/EBITDA approach or the LTM net income approach described below.

  3.    Lack of Other Proposals and Purchaser's Unwillingness to Sell the Company.    The Special Committee believes that it might be possible to sell the Company to a third party after reasonable efforts to solicit buyers at a price per share in excess of the Offer Price of $30.50 per Share. However, to the Special Committee's knowledge, no third party other than the Purchaser, Leeward Investments, West Financial Group, Inc. ("West") and California Investments Fund, LLC ("CIF"), has made any proposal to purchase most or all of the Shares in a single block. In February 2000 and also in May 2003, Dover received letters from Mr. Von der Porten expressing, among other things, the interest of Leeward Investments in acquiring Dover. These letters are filed as Exhibit (a)(5)(A) and (a)(5)(B). Similarly, in August 2003 and again in September 2003, Dover received a letter from Joshua A. Finkenberg expressing the interest of CIF in acquiring Dover. These letters are filed as Exhibits (a)(5)(C) and (a)(5)(D). However, in each instance, Mr. Lawrence Weissberg informed the Board that he had no interest in selling his interest in the Company. Additionally, Purchaser has confirmed in the Offer to Purchase, its previous statements to the Company's Board of Directors that it does not presently intend to sell its interest in the Company or to entertain offers for its interest in the Company. On June 15, 2003, Dover received an unsolicited facsimile transmission from Mr. Steven West addressed to Mr. Frederick Weissberg in which West expressed that it had "a very qualified buyer for" Dover and requested that Mr. Weissberg contact West to set up a teleconference to discuss the buyer and the approximate value of Dover. On October 29, 2003, Dover received another unsolicited facsimile transmission from West addressed to Mr. Frederick Weissberg in which West expressed that "[a] major company has expressed an interest in buying" Dover and requested that Mr. Weissberg contact West to set up a teleconference to discuss the identity of the buyer, an approximate value of Dover and the fees involved. Both West facsimile transmissions, filed as Exhibits (a)(5)(E) and (a)(5)(F) included the following at the end of the transmission: "If you would like your fax number removed from our database, please call 866-580-4548, code 105 and your fax number will be permanently removed." Following the second transmission, Ms. Kleczek followed these instructions and Dover has not received any additional transmissions from West.

  4.    No Opportunity to Participate in Future Growth.    Stockholders who tender their Shares in the Offer, will not have the opportunity to participate in any future growth in the value of the Company. Members of the Special Committee believe that the Company's prospects for continued growth are good due to, among other things, its proven ability to successfully develop residential and commercial real estate and the historic growth of the Northern California residential and commercial real estate market.

  5.    Historical Market Prices of Company Stock.    Price quotations for shares of Dover Class A Stock and Dover Class B Stock are available on the over-the-counter bulletin board maintained by Nasdaq under the symbols "DOVRA" and "DOVRB," respectively. On August 5, 2004, the last trading day prior to the date on which the Trust's revised proposal to take Dover private was announced, the closing low bid and high ask prices per share of Class A Stock as reported on the over-the-counter bulletin board were $21.15 and $24.50, respectively, and the closing low bid and high ask prices per share of Class B Stock as reported on the over-the-counter bulletin board were $21.10 and $0.00, respectively. On September 21, 2004, the closing low bid and high ask prices per share of Class A Stock as reported on the over-the-counter bulletin board were $27.10 and $27.75, respectively, and the closing low bid and high ask prices per share of Class B Stock as reported on the over-the-counter bulletin board were $26.75 and $0.00, respectively. The Offer Price of $30.50 represents approximately 44.21% and 24.49% premium over the closing low bid and high ask prices of the shares of Class A Stock on August 5, 2004. The Offer Price represents approximately 44.55% premium over the closing low bid price for the Class B Stock on August 5, 2004. There was no ask price for the Class B Stock on August 5, 2004. The Offer Price represents approximately 12.55% and 9.91% premium over the closing low bid and high ask prices of the shares of Class A Stock on September 21, 2004. The Offer Price represents approximately 14.02% premium over the closing low bid price for the Class B Stock on September 21, 2004. There was no ask price for the Class B Stock on September 21, 2004.

  6.    Liquidity, Trading Volume and Lack of Analyst Coverage.    Due to the historical and continuing substantial ownership by the Trust of the Company's Shares (currently more than approximately 42% of the Class A Stock and 78% of the Class B Stock of the Company), the liquidity and the trading volume for the remaining outstanding Shares is relatively low. Additionally, no investment banking firm currently publishes research reports on the Company. Illiquidity typically has an adverse effect on trading prices, which can be further depressed by limited research analyst coverage. In the view of the Special Committee after discussion with its financial advisors, the lack of liquidity, low trading volume and minimal analyst coverage contribute to trading prices that do not fully capture the fundamental value of the Company.

  7.    Possible Decline in the Market Price of the Shares if Purchaser Withdraws the Offer.    The possibility that, if a transaction with Purchaser is not completed or Purchaser were to withdraw the Offer, the market price for the Shares could decline to pre-Offer market prices. Before the announcement of the Offer, the last reported closing low bid and high ask prices per share of Class A Stock as reported on the over-the-counter bulletin board were $21.15 and $24.50, respectively, and the closing low bid and high ask prices per share of Class B Stock as reported on the over-the-counter bulletin board were $21.10 and $0.00, respectively.

  8.    Availability of Appraisal Rights for Holders Who Do Not Tender Shares.    Stockholders who do not tender Shares or who tender but then withdraw Shares, may exercise statutory rights for an appraisal of the "fair value" of their Shares if the Purchaser completes the Offer and Purchaser proceeds with the Merger. Those rights, including the procedures stockholders must follow in order to effectively demand and perfect such rights, are summarized under Item 8 in this Schedule 14D-9 The Delaware statute governing appraisal rights is attached as Annex A.

  9.    Conflicts of Interest.    The conflicts of interest of certain Company officers and directors described elsewhere in this Schedule 14D-9.

  10.    Conditions to Offer.    The Offer is subject to many amorphous conditions that are not qualified by materiality. Some of these conditions, include (a) the fact that there shall not have been entered or issued any preliminary or permanent judgment, order, decree, ruling or injunction nor shall any other action taken by any governmental entity or court, whether on its own initiative or the initiative of any other person, which prohibits the performance of any of the contracts or other arrangements entered into by the Trust or the Purchaser (or any other affiliate of the Trust) in connection with the acquisition of the Shares or Dover, (b) if there is an imposition of any condition to the Offer unacceptable to the Trust or the Purchaser in their reasonable discretion, they may cancel the Offer and (c) the condition that no statute, rule or regulation be enacted, promulgated, entered, enforced or deemed applicable or asserted to be applicable to the Offer or Merger, or any other action shall have been taken by any governmental entity or court, that results in certain consequences.

        The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but includes all material factors considered by the Special Committee. The Special Committee did not assign any relative or specific weights to the foregoing factors, and individual members of the Special Committee may have given differing weights to different factors. The determination of the Special Committee to remain neutral regarding the Offer was made after consideration of all the factors taken as a whole. Throughout its deliberations, the Special Committee received the advice of its legal and financial advisors who were retained to advise the Special Committee in connection with the Offer and related matters.

Analyses by Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

Valuation and Engagement Parameters

        The Special Committee retained Houlihan Lokey to provide financial advisory services to the Special Committee, including a valuation of the Company's Shares (the "Valuation Report").

        The Special Committee retained Houlihan Lokey based upon Houlihan Lokey's experience in the valuation of businesses and their securities, especially with respect to home builders, real estate investment trusts ("REITs") and other real estate-related companies. Houlihan Lokey is a nationally recognized investment banking firm that is continually engaged in providing financial advisory services, including fairness opinions and valuation advice in connection with mergers and acquisitions, leveraged buyouts, business and securities valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructurings and private placements of debt and equity securities.

        As compensation to Houlihan Lokey for its services in connection with the valuation report, Dover agreed to pay Houlihan Lokey a customary fee for its services in addition to Houlihan Lokey's expenses in connection therewith. No portion of Houlihan Lokey's fee is contingent upon the successful completion of the Merger, any other related transaction, or the result of summary calculations contained in the Valuation Report. The Company also agreed to indemnify Houlihan Lokey and related persons against certain liabilities, including liabilities under federal securities laws that arise out of the engagement of Houlihan Lokey, and to reimburse Houlihan Lokey for certain expenses.

        A copy of the Special Committee's discussion materials prepared by Houlihan Lokey, indicating the valuation derived from the market multiple approach and the sum of the parts approach, which set forth, among other things, assumptions made, matters considered and limitations on the review undertaken, are filed as Exhibit (c)(1). A copy of Houlihan Lokey's Discount for Lack of Marketability report, providing general information on studies regarding discounts for lack of marketability, and factors that affect such discounts, is filed as Exhibit (c)(2). A copy of Houlihan Lokey's Sensitivity

Chart, containing calculations of value derived from the market multiple approach utilizing differing weightings of the EV/EBITDA, Price/Net Income and Price/Book value approaches is filed as Exhibit (c)(3).

        The Valuation Report, the Discount for Lack of Marketability Report and the Sensitivity Chart were each prepared at the request, and for the benefit and use, of the Special Committee in connection with their analysis of the Offer and does not constitute a recommendation to the Special Committee, Board of Directors or the stockholders as to the fairness of the Offer or any other aspect of the Offer. Houlihan Lokey makes no representation that any of the Valuation Report, the Discount for Lack of Marketability Report or the Sensitivity Chart are relevant or appropriate for the purposes of the Special Committee under the circumstances. Houlihan Lokey gives no advice as to whether the Company should engage in this or any other transaction, or whether any stockholders should tender their Shares.

        Houlihan Lokey did not, and was not requested by the Company or any other person to, solicit third party indications of interest in acquiring all or any part of the Company or to make any recommendations as to the form or amount of consideration in connection with the Offer. Other than as set forth in the Valuation Report, Houlihan Lokey did not perform an independent appraisal of the assets of the Company or its related joint ventures. Further, Houlihan Lokey did not negotiate the terms of the Offer or advise with respect to alternatives to the Offer.

        No limitations were imposed by the Company upon Houlihan Lokey with respect to its review or the procedures to be followed in preparing the Valuation Report. The Company and its management cooperated fully with Houlihan Lokey in connection with its review.

Analyses

        In connection with the preparation of the Valuation Report, Houlihan Lokey, among other things, undertook the following:

  1.
  reviewed the Company's annual reports to stockholders on Form 10-K for the fiscal years ended December 31, 2002 and 2003; and the Company's Form 10-QSB for the quarter ending June 30, 2004;

  2.
  met and/or spoke with certain members of the senior management of the Company and EFC (the venture partner) to discuss the operations, financial condition, future prospects and projected operations and performance of the Company;

  3.
  reviewed the historical market prices and trading volume for the Company's Class A and Class B Stock;

  4.
  reviewed the Company's board meeting minutes for the January 27, 2004 special meeting of the Board of Directors; and

  5.
  reviewed other publicly available financial data for certain companies that we deem comparable to the Company; and conducted such other studies, analyses and inquiries as we have deemed appropriate.

        In preparing the Valuation Report, Houlihan Lokey has relied upon and assumed, without independent verification that the accuracy and completeness of the financial and other information provided to Houlihan Lokey by the management of Dover was reasonably prepared and reflects the best currently available estimates of the financial results and condition of the Company; and that no material changes have occurred in the information reviewed between the date the information was provided and the date of the Houlihan Lokey Valuation Report; and that there were no facts or information regarding the Company that would cause the information supplied by Houlihan Lokey to be incomplete or misleading in any material respect. Houlihan Lokey did not independently verify the accuracy or completeness of the information supplied to it with respect to the Company and does not assume responsibility for it. Houlihan Lokey did not make any independent appraisal of the specific properties or assets of the Company.

        The preparation of a Valuation Report is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and application of those methods to the particular circumstances and is therefore not readily susceptible to summary description. Houlihan Lokey made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses and summary set forth herein must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, or portions of this summary, could create an incomplete and/or inaccurate view of the processes underlying the analyses set forth in Houlihan Lokey's Valuation Report.

        In its analyses, Houlihan Lokey made numerous assumptions with respect to the Company, the transaction, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the respective entities. The estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analyses. Additionally, analyses relating to the value of businesses or securities of the Company are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

        In arriving at its conclusions, Houlihan Lokey reviewed key economic and market indicators, including, but not limited to, growth in the U.S. Gross Domestic Product, inflation rates, interest rates, consumer spending levels, manufacturing productivity levels, unemployment rates and general stock market performance. Houlihan Lokey's Valuation Report is based on the business, economic, market and other conditions as they existed as of September 1, 2004, and on the financial information of the Company provided to Houlihan Lokey.

        The following is a summary of the material financial analyses used by Houlihan Lokey in connection with preparing the Valuation Report. This summary is qualified in its entirety by reference to the full Valuation Report, which is filed as Exhibit (c)(1) to this Schedule 14D-9. You are urged to read the full Valuation Report carefully and in its entirety.

  Valuation Methodologies Used By Houlihan Lokey

        Houlihan Lokey considered two valuation methodologies in the Valuation Report. The first methodology was the market multiple approach and the second was the sum of the parts approach.

  Market Multiple Approach

        Using publicly available information, Houlihan Lokey analyzed the implied multiples of publicly traded companies that it deemed comparable to the Company. Multiples were determined through an analysis of certain publicly traded companies, which were selected on the basis of operation and economic similarity with the principal business operations of the Company. A comparative risk analysis between the Company and the public companies formed the basis for the section of appropriate risk adjusted multiples for the Company. The risk analysis incorporates both quantitative and qualitative risk factors which relate to, among other things, the nature of the industry in which the Company and other comparable companies are engaged.

        Houlihan Lokey compared enterprise value and equity value multiples of various selected companies that had attributes in common with the Company. Based upon these comparisons and other factors, such as individual financial and business performance parameters relative to the Company's and the extent to which the companies' businesses were comparable to the Company's, Houlihan Lokey utilized (1) multiples of book value, (2) latest 12 months' ("LTM") earnings before interest, taxes, depreciation, and amortization ("EBITDA"), and (3) LTM net income, subject to certain adjustments.

        Houlihan Lokey selected multiples of 0.5-0.7 times book value, 7.5-8.5 times EBITDA, and 11.75-12.25 times earnings. The selected multiples were applied to the Company's June 30, 2004 book value (excluding cash), LTM EBITDA, and LTM net income, resulting in valuation indications that did not consider the Company's cash, and in the case of the P/E and price/book value approach, minority interest and debt. Houlihan Lokey gave equal weight to each of these three market multiple approaches (multiple of EBITDA, net income and book value).

        In order to arrive at an indication of the equity value of the Company, Houlihan Lokey adjusted the results of the calculations set forth above for the Company's June 30, 2004 cash balance of approximately $23.684 million, and added debt and minority interest to the P/E and price/book value indications in order to arrive at a range of EV for the Company of $52.897 million to $56.564 million. Having selected the EV range, this EV range was then adjusted by debt, minority interest, and other liabilities to conclude at an equity value of approximately $45.492 million to $49.159 million, or $33.62 to $36.33 per share based upon 1,353,057 shares outstanding.

  Sum of the Parts Methodology Approach

        The constituent aspects of the Company include a number of joint ventures with a partner for the homebuilding operations and development of residential and commercial land. The land and homebuilding joint ventures own the land and profits are split according to structures defined in the joint venture operating agreements between Dover and their Partner.

        The sum of the parts methodology involved separately valuing the constituent aspects of the Company using a variety of valuation metrics that are more typical to the homebuilding industry. These valuation metrics focus on the prices paid in comparable lot sales, the estimated costs of producing a home, and their estimated profit margins upon the sale of finished housing product. Accordingly, the valuation metrics used in this approach were determined though an analysis of comparable real estate transactions and book values, as set forth below.

        Houlihan Lokey considered the Company's material assets to be certain home building and real estate projects known as Glenbriar Estates, Corral Hollow, South Tracy Industrial Park, Woodview Estates, and Marymont LLC.

  Glenbriar Estates

        Houlihan Lokey noted that Glenbriar Estates is a homebuilding development in which the Company's interests are represented through two land joint ventures (Glenbriar Venture #2 and Glenbriar Joint Venture) and two homebuilding joint ventures (Meadowbrook Residences and Glenbrook Homes). Houlihan Lokey considered comparable lot sales to be an appropriate methodology to estimate the value of the lots held in the lot joint ventures, and therefore identified two transactions that involved lots in the same geographic area as Glenbriar Estates (Tracey, CA) that involved sales of more than 5 acres. The most recent of these comparable transactions was in 2003, and indicated that each lot was sold for approximately $132,700. Houlihan Lokey also considered that the Company's homebuilding joint ventures at Glenbriar estates had experienced average sales prices of $430,000. This sales price was adjusted for construction costs (estimated to be $50 to $55 per square foot), overhead, and a required return for the homebuilder (estimated at 18% to 22% of the sales price) to result in an implied lot value that ranged from $113,300 to $146,000, and a mean value per lot of $121,900 (for $50 per square foot construction costs) to $137,400 (for $55 per square foot construction costs). Based upon the comparable transactions and the implied lot value analyses set forth above, Houlihan Lokey utilized the average of these results, or $130,667 and the median of these results, or $132,701, to determine the value of the Company's interests in the lots at Glenbriar Estates.

        Houlihan Lokey considered the expected lot sales during the balance of 2004 (18 sales), and fiscal 2005 (71 sales) and 2006 (72 sales), and applied the aforementioned average and median value per lot to the number of lots expected to be sold in each period. Houlihan Lokey also considered that the 2004 proceeds from the lot sales would be subject to taxes, and adjusted accordingly. This analysis resulted in a total value of the Glenbriar Estates' lots (held across both Glenbriar Venture #2 and Glenbriar Joint Venture) of approximately $11.5 million to $11.7 million.

        Houlihan Lokey then estimated the value of the homebuilding operations associated with Glenbriar Estates. This analysis considered the expected home sales (as opposed to simply lot sales) and estimated the homebuilding profits associated with each home. Houlihan Lokey estimated that the Meadowbrook Residences would achieve average sales prices of $400,000, with builder profits of 15% to 20%, or $60,000 to $80,000 per house, and similarly Houlihan Lokey estimated that the Glenbrook Homes would achieve average sales prices of $425,000, with builder profits of 15% to 20%, or $63,750 to $85,000 per home. Multiplying the number of expected home sales by the aforementioned range of profits resulted in a total value of the Glenbriar Estates homebuilding operations of $7.6 to $9.4 million.

        Houlihan Lokey considered that the Company's interests in Glenbriar Estates is held through the four aforementioned joint ventures which govern the distribution of profits. Utilizing the estimated values of the lots and homebuilding operations (with such value attributable to the joint ventures based upon the number of lots or homesales), Houlihan Lokey estimated the value of the Company's interests in each of the joint ventures based upon each joint venture's terms. This analysis resulted in valuation indications for the Company's interests in the Glenbriar project (through its interests in the joint ventures) of approximately $11.9 million to $12.8 million.

  Corral Hollow Properties

        In its valuation estimate of the Company's interest in the Corral Hollow subdivision Houlihan Lokey considered that: (i) the Company purchased its interest in the Corral Hollow subdivision in the fourth quarter of 2003, (ii) such interest is not real property but rather an option to purchase real property, and (iii) the underlying property that is the subject of the option is subject to slow growth measures that could significantly delay any development. As such, Houlihan Lokey concluded that the Company's purchase price for the option to acquire the Corral Hollow subdivision, or $752,000, provides a reasonable estimate of the value of such asset.

  South Tracy Industrial Park

        Houlihan Lokey estimated the value of the South Tracy Industrial Park based upon both the book value approach and the comparable sales approach. Houlihan Lokey noted that the book value of the South Tracy Industrial Park is approximately $7.2 million. Houlihan Lokey also noted that comparable land sales in Tracy indicate an average and median price per acre of $96,307 and $97,844, respectively. Based upon the average and median price per acre exhibited by comparable sales applied to the 50 acres that constitute the South Tracy Industrial Park, Houlihan Lokey estimated a net value of the South Tracy Industrial Park to be approximately $2.6 million. Houlihan Lokey also considered that the comparable land sales do not include structures, such as the one that is developed at the South Tracy Industrial Park, and therefore Houlihan Lokey added the book value of the building to result in a comparable sale valuation indication of approximately $4.1 million. Accordingly, Houlihan Lokey concluded that the value of the Company's interest in the South Tracy Industrial Park is $4.1 million to $7.2 million.

  Woodview Estates

        Houlihan Lokey considered comparable lot sales to be an appropriate methodology to estimate the value of the 20 lots of Woodview Estates, and therefore identified two transactions since 2000 that involved lots in the same geographic area as Woodview Estates (Novato, CA). These comparable transactions indicated that each lot was sold for prices in the range of $122,222 to $146,260. Houlihan Lokey estimated that premium lots at Woodview Estates could be sold for $100,000 above such range, or $222,222 to $246,260. Based upon this comparable lot sale price range and the estimated premium lot sale price range, and considering taxes that are payable upon a sale, Houlihan Lokey estimated the value of the 14 regular and 6 premium lots of Woodview Estates to be $1.7 million to $1.9 million.

        Houlihan Lokey then estimated the value of the homebuilding operations associated with Woodview Estates. This analysis considered the expected home sales (as opposed to simply lot sales) and estimated the homebuilding profits associated with each home. Houlihan Lokey estimated that premium homes sold at Woodview Estates would achieve average sales prices that range from $850,000 to $1,250,000, with builder profits of 10%, or $85,000 to $125,000 per house, and similarly Houlihan Lokey estimated that the Woodview Estates premium homes would achieve average sales prices in the range of $1,000,000 to $1,300,000, with builder profits of 10%, or $100,000 to $130,000 per home. Multiplying the number of expected home sales by the aforementioned range of profits resulted in a total value of the Woodview Estates homebuilding operations of approximately $3.0 million to $4.4 million.

        Houlihan Lokey considered that the Company's interests in Woodview Estates is held through a joint venture which govern the distribution of profits. Utilizing the estimated values of the lots and homebuilding operations, Houlihan Lokey estimated the value of the Company's interests in the joint venture based upon the joint venture terms. This analysis resulted in valuation indications for the Company's interests in the Woodview Estate project of approximately $3.0 million. Houlihan Lokey also noted that the book value of the Company's interest in Woodview Estates is approximately $4.4 million, and therefore concluded in a range of value for the Company's interests in Woodview Estates of $3.0 to $4.4 million.

  Marymont, LLC

        Houlihan Lokey estimated the value of the Company's interest in the 9,600 square foot custom home that is the property of Marymont by utilizing the comparable sales method. Houlihan Lokey held discussions with local real estate agents in the Atherton, CA market who provided Houlihan Lokey with comparable sales data for 29 homes sold in 2003 in that market with prices in excess of $3 million. Such comparable sales data indicated that such homes sell for approximately $814 per square foot, and the largest of such homes (greater than 7,000 square feet) sold for approximately $738 per square foot. Houlihan Lokey applied such comparable sales data to the 9,600 square feet that exists in the home, resulting in an indication of value of approximately $7.1 to $7.8 million.

  Sum of the Parts Conclusion

        Based upon the aforementioned analyses of the Company's assets, and considering the Company's cash of approximately $23.7 million and deferred tax asset of approximately $1.5 million, the Sum of the Parts methodology resulted in an enterprise value for the Company of $51.0 to $57.3 million. Houlihan Lokey then adjusted the enterprise value for debt, minority interests, and other liabilities, resulting in an equity value indication range of $43.6 million to $49.9 million, or approximately $32.25-$36.88 per share.

  Valuation Summary Conclusion

        Houlihan Lokey considered both the conclusions of the market multiple approach and the sum of the parts approach and concluded, after due consideration of all relevant factors, that the approximate midpoint of the market multiple and sum of the parts approaches was the most appropriate indication of per share value for Dover. After adjusting for items such as cash, debt, minority interests and miscellaneous liabilities, Houlihan Lokey arrived at a per share equity value of approximately $32.95-$36.64.

        HOULIHAN LOKEY WAS NOT ASKED TO, AND DID NOT, EXPRESS ANY OPINION AS TO: (i) THE FAIRNESS OF ANY ASPECT OF THE OFFER, (ii) THE TAX OR LEGAL CONSEQUENCES OF THE OFFER; AND (iii) THE REALIZABLE VALUE OF THE COMPANY'S SHARES OR THE PRICES AT WHICH THE COMPANY'S SHARES MAY TRADE.

        THE HOULIHAN LOKEY VALUATION REPORT DOES NOT ADDRESS THE PURCHASER'S UNDERLYING BUSINESS DECISION TO EFFECT THE OFFER, THE SPECIAL COMMITTEE'S UNDERLYING BUSINESS DECISION TO MAKE NO RECOMMENDATION WITH RESPECT TO THE OFFER, NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER THEY SHOULD TENDER THEIR SHARES. FURTHERMORE, HOULIHAN LOKEY DID NOT NEGOTIATE ANY PORTION OF THE TRANSACTION.

  Fees and Expenses

        The Special Committee retained Houlihan Lokey pursuant to a letter agreement, dated March 16, 2004. The Special Committee retained Houlihan Lokey, among other things, to undertake a financial analysis of Dover. Houlihan Lokey also provided the Special Committee with an option to render a fairness opinion. However, after the Special Committee reviewed the financial analysis, they determined not to seek a fairness opinion. Pursuant to the engagement letter, Dover paid Houlihan Lokey $150,000 for its services. Dover made a partial payment of $50,000 after it signed the engagement letter, and the remaining $100,000 in mid-July 2004. Dover also agreed in the letter agreement to reimburse Houlihan Lokey for all reasonable travel and out-of-pocket expenses (including reasonable fees and expenses of legal counsel) and to indemnify Houlihan Lokey and its employees, agents, officers, shareholders and persons who control Houlihan Lokey against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Houlihan Lokey's engagement.

        (c)   Intent to Tender.    To the Special Committee's knowledge after reasonable inquiry, all of Dover's executive officers and directors (other than the Continuing Stockholders) currently intend to tender all Shares held of record or beneficially (other than Shares held directly or indirectly by other public companies, as to which the Special Committee has no knowledge) by them pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

        The Special Committee retained Houlihan Lokey pursuant to a letter agreement, dated March 16, 2004. This letter agreement is summarized in the section of Item 4(b), above, entitled "Analyses of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.—Fees and Expenses," and is incorporated herein by reference.

        The Special Committee also retained Morrison & Foerster LLP to act as legal advisor to the Special Committee in connection with the Offer.

        Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

Item 6.    Interest in Securities of the Subject Company.

        No transactions in the Shares have been effected during the past 60 days by the Company, or to the best of the Special Committee's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, other than ordinary course purchases or sales under the 1990 Stock Option Plan for Non-employee Directors or the 1995 Stock Option Plan.

        Leeward and Mr. Eric Von der Porten, who have advised the Purchaser that they collectively beneficially owned as of September 22, 2004, 105,210 shares of Class A Stock and 750 shares of Class B Stock, representing approximately 10.46% of the Class A Stock and less than 1% of the Class B Stock outstanding as of such date, have contractually committed to tender to the Purchaser all Shares beneficially owned by them pursuant to the Offer.

        On February 9, 2004, Mr. Britt Evans and the Trust entered into a consulting agreement under which Mr. Evans agreed to provide advice and recommendations to the Trust with respect to the proposal to take Dover private to provide assistance in negotiating the transaction and the terms thereof (the "Evans Consulting Agreement"). Mr. Evans is one of the Continuing Stockholders. Pursuant to the Evans Consulting Agreement, Mr. Evans duties include: (1) consulting with the Trustees of the Trust regarding the structure, terms and nature of the transactions, (2) meeting with the representatives of the Special Committee and its legal and financial advisors to discuss the transaction and negotiate its terms, (3) meeting with the Trust's legal counsel regarding strategy, documents prepared by counsel and other legal issues pertinent to the transaction, (4) meeting and conferring with accountants, investment bankers and other professionals retained by the Trust and (5) other services reasonably related to those enumerated in (1) through (4) above.

        All of the members of the Special Committee hold options to purchase Shares under the 1990 Stock Option Plan for Non-employee Directors. Each of these directors have agreed, pursuant to an option termination agreement, that each option to purchase Dover Shares held by such director that is vested and outstanding immediately prior to the Merger, will be canceled and Dover will pay such director an amount equal to the excess, if any, of $30.50 per share over the exercise price per share of the options held by such director multiplied by the number of shares such director could have purchased had such director exercised such options in full prior to the Merger. A copy of the agreement documenting this commitment has been filed as an exhibit to the Schedule 14D-9. The foregoing summary of such agreement is qualified in its entirety by reference to the full text of such agreement.

        Special Committee Member Arnold Addison holds vested options to purchase 500 Shares at an average exercise price of $14.83 per Share. Therefore, the amount to be paid to Mr. Addison pursuant to his option termination agreement is approximately $7,800. Mr. Addison also holds 2,950 Shares directly. Mr. Addison has informed the Board that he intends to tender these Shares pursuant to the Offer.

        Special Committee Member Will C. Wood holds vested options to purchase 1,250 Shares at an average exercise price of $15.42 per Share. Therefore, the amount to be paid to Mr. Wood pursuant to his option termination agreement is approximately $18,850. Mr. Wood, together with his spouse, also holds 11,200 Shares directly. A trust for the benefit of Mr. Wood's daughter also holds 900 Shares. Mr. Wood has informed the Board that he, his spouse and the trust intend to tender these Shares pursuant to the Offer.

        Mr. John Gilbert, Chair of the Special Committee holds vested options to purchase 3,250 Shares at an average exercise price of $12.13 per Share (option to purchase 2,750 Shares are vested as of the date hereof and options to purchase an additional 500 Shares will vest prior to the expiration of the Offer). Therefore, the amount to be paid to Mr. Gilbert pursuant to his option termination agreement is approximately $59,700. Mr. Gilbert also holds 500 Shares directly. Mr. Gilbert has informed the Board that he intends to tender these Shares pursuant to the Offer.

        Mr. Frederick Weissberg and Ms. Erika Kleczek, Dover's Secretary, Treasurer and principal financial officer, are the only holders of options under Dover's 1995 Stock Option Plan. Mr. Frederick Weissberg is a director and executive officer of the Purchaser. Ms. Kleczek is an officer of the Purchaser. To the best of the Special Committee's knowledge, Ms. Kleczek has agreed, pursuant to an option termination agreement, that each option to purchase Dover Shares held by her that is outstanding immediately prior to the Merger, whether vested or unvested, will be canceled and Dover will pay her an amount equal to the excess, if any, of $30.50 per Share over the exercise price per share of the options held by her multiplied by the number of shares she could have purchased had she exercised such options in full prior to the Merger. Ms. Kleczek holds options to purchase 26,000 Shares at an average exercise price of $10.69 per Share. Therefore, the amount to be paid to Ms. Kleczek pursuant to the option termination agreement is approximately $501,900. Ms. Kleczek also holds 3,045 Shares directly. Ms. Kleczek has informed the Special Committee that she intends to tender these Shares pursuant to the Offer. A copy of the agreement documenting this commitment has been filed as an exhibit to this Schedule 14D-9. The foregoing summary of such agreement is qualified in its entirety by reference to the full text of such agreement.

        Mr. Frederick Weissberg's options to purchase 35,000 Shares (of which 23,332 are exercisable within 60 days of the date of the Offer to Purchase) under the 1995 Stock Option Plan will survive the Merger and then remain outstanding thereafter.

        In connection with the organization of the Purchaser, each of the Continuing Stockholders, pursuant to the Subscription Agreements, contributed their Dover Shares to the Purchaser in exchange for equity interests in the Purchaser in order to organize and capitalize the Purchaser and to ensure that the Purchaser beneficially owns, following the consummation of the Offer, at least 95% of each class of the issued and outstanding Shares. This summary is qualified in its entirety by reference to the Subscription Agreements, a copy of which has been filed as Exhibit (d)(1).

        Except as set forth in the Schedule 14D-9, to the best of the Special Committee's knowledge, none of Dover, its executive officers, directors or affiliates (other than the Continuing Stockholders) have made any public recommendation with respect to the Offer. The individual members of the Special Committee have informed the Board that they intend to tender any Shares they own in the Offer. They further have entered into an agreement with Dover to cancel options to purchase Shares in exchange for cash equal in the Offer to $30.50 per Share less the applicable option exercise price as described above.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Other than as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (4) any material change in the present dividend rate or policy of the Company; or (5) indebtedness or capitalization of the Company.

        Other than as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to, or would result in, one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

State Takeover Laws

        Section 204 of the DGCL in general prohibits a Delaware corporation such as the Company from engaging in a "Business Combination" (defined to include a variety of transactions including tender offers and mergers with an "Interested Stockholder" (defined generally as a person that beneficially owns at least 15% of the voting stock of the subject corporation) for three years after that person becomes an Interested Stockholder, unless, before that, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder. Section 203 is not applicable to the Offer or the Merger because Purchaser has been an Interested Stockholder for more than three years.

Section 253 of the DGCL

        Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of each class of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by Dover's stockholders. However, if Purchaser does not acquire at least 90% of each class of the outstanding Shares pursuant to the Offer or otherwise, a vote by Dover's stockholders will be required under the DGCL to effect the Merger.

Regulatory Approvals

        The Special Committee is not aware of any license or regulatory permit that appears to be material to the business of Dover and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of the Shares by Purchaser pursuant to the Offer, the Merger or otherwise, or, except as set forth above, of any approval or other action by any Governmental Entity that would be required prior to the acquisition of the Shares by Purchaser pursuant to the Offer, the Merger or otherwise.

        Should any such approval or other action be required, Dover presently contemplates that such approval or other action will be sought. While, except as otherwise described in the Offer, Purchaser does not presently intend to delay the acceptance for payment of, or payment for, the Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Dover's business or that certain parts of Dover's business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment, or pay for, any Shares tendered.

        Antitrust Compliance.    Under the Hart-Scott-Rodino Improvements Act of 1976, as amended, and the rules promulgated thereunder (collectively, the "HSR Act") by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice and specified waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is not subject to such requirements because the jurisdictional thresholds of the HSR Act are not satisfied.

        The Antitrust Division and the FTC from time to time scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Trust or Dover. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Special Committee does not believe that the consummation of the Offer will result in a violation of any applicable antirust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Appraisal Rights

        Holders of Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated following completion of the Offer, each holder of Shares who has not tendered his or her Shares in the Offer and who properly demands an appraisal of his or her shares under Section 262 of the DGCL ("Section 262") will be entitled, in lieu of receiving the Merger consideration, to an appraisal by the Delaware Court of Chancery of the fair value of his or her Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid from the date of the Merger. The fair value determined by the court for the Shares could be more than, less than or the same as the consideration paid in the Merger, but the form of the consideration payable as a result of the appraisal proceeding would be cash. Any judicial determination of the fair value could be based upon considerations other than or in addition to the market value of the Shares, including, among other things, asset values and earning capacity. The Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider "market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger and which throw any light on future prospects of the merged corporation." Furthermore, the court may consider "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation."

        The court may determine the costs of the appraisal proceeding and allocate them to the parties as the court determines to be equitable under the circumstances. The court may also order that all or a portion of any stockholder's expense incurred in connection with an appraisal proceeding, including reasonable attorneys' fees and expenses and reasonable fees and expenses of experts utilized in the appraisal proceeding, be charged, on a pro rata basis, against the value of all Shares entitled to appraisal.

        Since holders of Shares do not have appraisal rights in connection with the Offer, no demand for appraisal under Section 262 should be made at this time. Not later than ten days following the effective date of the Merger, the surviving corporation in the Merger will notify the record holders of Shares as of the effective date of the Merger of the consummation of the Merger and of the availability of and procedure for demanding appraisal rights.

        If any holder of Shares who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses his or her right to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the Merger consideration, without interest thereon. Neither the Trust nor the Purchaser intends to make their corporate files available, obtain counsel or obtain appraisal services for unaffiliated stockholders of Dover.

        The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached as Annex A to this Schedule 14D-9.

Stockholder Litigation

        Following the January 27, 2004, announcement in which Mr. Frederick Weissberg, on behalf of the Trust delivered an offer letter to the Board describing the Trust's proposal to take Dover private in a two step transaction in which all of Dover stockholders (other than the Continuing Stockholders) would receive $24.50 in cash for each Share that they own (the "January Offer"), two putative class action lawsuits were filed by stockholders of Dover against Dover, the members of the Board of Directors, the Trust and Mr. Lawrence Weissberg in the Delaware Court of Chancery. The complaints in both Chiarenza v. Dover Investments Corporation et. al (the "Chiarenza Litigation") and Raider v. Frederick M. Weissberg et. al, (the "Raider Litigation" and, together with the Chiarenza Litigation, the "Stockholder Litigation"), which are purported to be brought on behalf of all of the stockholders excluding the defendants and their affiliates, generally allege (i) breaches of fiduciary duty by the defendants, and (ii) that the defendants, in connection with the January Offer, are pursuing a course of conduct designed to eliminate the public stockholders of Dover in violation of the laws of the State of Delaware. Specifically, plaintiffs allege that the Trust's offer is inadequate, that the Special Committee formed to evaluate the offer's fairness is not independent of the Trust and that therefore minority stockholders are unfairly being divested of their interests. The plaintiffs alleged that because two of the members of the Special Committee were elected pursuant to a vote of the Class B Stock and because the Trust controls a majority of such Class B Stock vote, the members of the Special Committee are not truly independent. The plaintiff in the Chiarenza Litigation also alleges that although Special Committee member Mr. Will C. Wood was elected pursuant to a vote of the Class A Stock (which the Trust does not control), the Trust controls such a large percentage of the Class A Stock vote to call into question Mr. Wood's independence. The plaintiff in the Raider Litigation also alleges that Mr. Wood is an interested director because he previously served as a Class B Stock director and because Mr. Wood was elected pursuant to a vote of the Class A Stock which is controlled by the Trust, together with members of the Weissberg Family, Dover employee Ms. Erika Kleczek and Mr. Wood. Further, the plaintiff in the Raider Litigation alleges that certain options to purchase Shares granted by Dover to Mr. Lawrence Weissberg and Mr. Frederick Weissberg were granted with exercise prices below the book value of the underlying Shares and were granted in order to dilute the minority stockholders. The plaintiff in the Chiarenza Litigation alleges that the exercise prices of certain options granted to Mr. Lawrence Weissberg depressed Dover's true book value and that management fees paid to companies controlled by Mr. Britt Evans, one of the Continuing Stockholders, masked Dover's true earnings capacity and value. The complaints seek to enjoin the transaction contemplated by the January Offer or, in the alternative, damages in an unspecified amount and rescission in the event that the proposed transaction is consummated. In its filings with the SEC, Dover has also expressed its belief that the allegations of the complaints are without merit and its intent to vigorously defend itself against these lawsuits.

Item 9.    Material to be Filed as Exhibits.

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Letter of Transmittal to Series A Stockholders
(a)(1)(B)	Letter of Transmittal to Series B Stockholders
(a)(2)	Offer to Purchase, dated September 23, 2004
(a)(5)(A)	Leeward Investments, LLC Letter, dated February 18, 2000
(a)(5)(B)	Leeward Investments, LLC Letter, dated May 15, 2003
(a)(5)(C)	California Investment Fund, LLC Letter, dated August 18, 2003
(a)(5)(D)	California Investment Fund, LLC Letter, dated September 18, 2003
(a)(5)(E)	West Financial Group Letter, dated June 15, 2003
(a)(5)(F)	West Financial Group Letter, dated October 29, 2003
(c)(1)	Valuation Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004
(c)(2)	Discount for Lack of Marketability Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004
(c)(3)	Sensitivity Chart Prepared by Houlihan Lokey at the Request of the Special Committee, dated August 31, 2004
(d)(1)	Form of Subscription Agreement
(d)(2)	Form of Option Termination Agreement
(d)(3)	Kleczek Option Termination Agreement

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2004

By:	/s/ JOHN GILBERT Name: John Gilbert Title: Chairman of the Special Committee of the Board of Directors

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Letter of Transmittal to Series A Stockholders
(a)(1)(B)	Letter of Transmittal to Series B Stockholders
(a)(2)	Offer to Purchase, dated September 23, 2004
(a)(5)(A)	Leeward Investments, LLC Letter, dated February 18, 2000
(a)(5)(B)	Leeward Investments, LLC Letter, dated May 15, 2003
(a)(5)(C)	California Investment Fund, LLC Letter, dated August 18, 2003
(a)(5)(D)	California Investment Fund, LLC Letter, dated September 18, 2003
(a)(5)(E)	West Financial Group Letter, dated June 15, 2003
(a)(5)(F)	West Financial Group Letter, dated October 29, 2003
(c)(1)	Valuation Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004
(c)(2)	Discount for Lack of Marketability Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004
(c)(3)	Sensitivity Chart Prepared by Houlihan Lokey at the Request of the Special Committee, dated August 31, 2004
(d)(1)	Form of Subscription Agreement
(d)(2)	Form of Option Termination Agreement
(d)(3)	Kleczek Option Termination Agreement

ANNEX A

SECTION 262 OF THE GENERAL CORPORATION LAW
OF THE STATE OF DELAWARE

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

          (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

          (2)   Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

QuickLinks

INTRODUCTION
  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Material to be Filed as Exhibits.
SIGNATURE
EXHIBIT INDEX
ANNEX A
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE